UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Navidec Financial Services, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   63936R 10 7
                                  ------------
                                 (CUSIP Number)

                                 John R. McKowen
                             Fiddler's Green Center
                    6399 S. Fiddler's Green Circle, Suite 300
                        Greenwood Village, Colorado 80111

                                 (303) 222-1000
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2005
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   63936R 10 7                          Page 2  of 6    Pages
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1       NAME OF REPORTING PERSON:

        John R. McKowen

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [X]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       00

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
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                        7      SOLE VOTING POWER
                                                            1,248,362
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                            1,248,362
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                                    0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            1,248,362
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    19%
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14      TYPE OF REPORTING PERSON    IN
-------------------------------------------------------------------------

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CUSIP No.   63936R 10 7                          Page 3  of 6    Pages
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Item 1.    Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Navidec Financial Services, Inc., a Colorado corporation ("NFS"). The address of the principal executive offices of NFS is Fiddler's Green Center, 6399 S. Fiddler's Green Circle, Greenwood Village, Colorado 80111.

Item 2.    Identity and Background.

     (a) This statement on Schedule 13D is being filed on behalf of John R. McKowen.

     (b) Mr. McKowen's business address is Fiddler's Green Center, 6399 S. Fiddler's Green Circle, Greenwood Village, Colorado 80111.

     (c) Mr. McKowen is President, Chief Executive Officer, and a member of the Board of Directors of NFS. The principal business of NFS is conducted through three divisions which (i) provide consulting, personnel and services to emerging growth micro and small capitalization companies, (ii) provide end to end mortgage services from back office processing to mortgage banking services and
(iii) provide technological solutions to enable organizations to manage secure access to web applications. The address of NFS is Fiddler's Green Center, 6399
S. Fiddler's Green Circle, Greenwood Village, Colorado 80111.

     (d) Mr. McKowen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. McKowen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McKowen is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     The Merger Agreement is furnished as an exhibit to this statement on
Schedule 13D and is incorporated herein by reference. The summaries of such contract provided above and elsewhere in this statement are qualified in their entirety by reference to such contract. Additional shares were issued as partial consideration for Mr. McKowen's employment.

Item 4.    Purpose of Transaction.

     Mr. McKowen acquired the total of 1,248,362 shares of NFS common stock on February 3, 2005 pursuant to a Merger Agreement between Navidec, Inc. ("Navidec") and BPZ Energy, Inc. which required Navidec to spin out its shares of NFS whereby all holders of record of Navidec common shares as of the close of business on September 9, 2004, received one share of NFS common stock for every one share of Navidec common stock held.

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CUSIP No.   63936R 10 7                          Page 4  of 6    Pages
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     On March 23, 2005, Mr. McKowen filed with the SEC a Form 3 reporting that as of March 2, 2005 he beneficially owned 1,248,362 shares of NFS common stock.

     Other than as set forth above, Mr. McKowen does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

     (a) The acquisition by any person of additional securities of NFS, or the disposition of securities of NFS;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NFS or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of NFS or any of its subsidiaries;

     (d) Any change in the present board of directors or management of NFS, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of NFS;

     (f) Any other material change in NFS' business or corporate structure;

     (g) Changes in NFS' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NFS by any person;

     (h) Causing a class of securities of NFS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of NFS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     The percentages of outstanding shares of NFS common stock reported below are based on the statement that as of February 3, 2005 there were 6,377,548 shares of NFS common stock outstanding, as reported in NFS' Registration Statement on Form 10-SB dated January 28, 2005, which Form 10-SB is the most recently available filing with the Securities and Exchange Commission by NFS containing such information.

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CUSIP No.   63936R 10 7                          Page 5  of  6    Pages
-------------------------                      --------------------------


     (a) Mr. McKowen beneficially owns or may be deemed to beneficially own shares of NFS common stock as follows:


                              No. of Shares          % of Class
                              -------------          ----------
             Common shares       1,248,362
             Options             1,000,000
                              -------------        -------------
                                 2,248,362              19.6


     (b) For information regarding the number of shares of NFS common stock as to which Mr. McKowen holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of NFS common stock effected by Mr. McKowen during the past 60 days.

     (d) No person other than Mr. McKowen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of NFS common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. McKowen.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. McKowen has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of NFS, other than as described in this statement on Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

     The following exhibit is furnished as part of this statement on Schedule
13D:

     Exhibit 10.1 Merger Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed July 13, 2004 [SEC File No. 0-29098])

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CUSIP No.   63936R 10 7                          Page 6  of 6    Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 15, 2005



/s/  John R. McKowen
-----------------------------
     John R. McKowen